Jehanne Elabed Work History

Vice President and Operations, Green Olive Collective, Inc.
2013 – Present
Operations and logistics for day-to-day company functioning, as well as long-term strategic planning.

Green Olive Tours is a social enterprise tour agency providing tours that are informative and analytical, covering the history, culture, and political geography of Palestine (West Bank) and Israel. The tours provide benefit to the indigenous population through the hiring and training of tour guides, overnight stays with families & small guest houses, and encouraging visitors to purchase local crafts directly from producers and Fair Trade outlets.